SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12.1

	Year Ended December 31,
(In thousands)	2013	2012	2011	2010	2009
Fixed charges:
Interest expense, including floor plan interest (1)	$79,842	$83,626	$90,894	$100,990	$114,221
Capitalized interest	2,484	1,198	2,290	2,330	702
Rent expense (interest factor)	24,659	25,495	27,942	28,962	29,541

Total fixed charges	106,985	110,319	121,126	132,282	144,464

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	129,021	141,233	133,262	83,092	32,537
Add: Fixed charges	106,985	110,319	121,126	132,282	144,464
Less: Capitalized interest	(2,484)	(1,198)	(2,290)	(2,330)	(702)

Income from continuing operations before income taxes and cumulative effect of change in accountingprinciple & fixed charges	$233,522	$250,354	$252,098	$213,044	$176,299

Ratio of earnings to fixed charges	2.2 x	2.3 x	2.1 x	1.6 x	1.2 x

(1)	Includes interest expense associated with discontinued operations.